

November 16, 2011

Via E-mail
David M. Wehner, CFO
Zynga Inc.
699 Eighth Street
San Francisco, CA 94103

> **Re:** **Zynga Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on November 4, 2011**
> **File No. 333-175298**

Dear Mr. Wehner:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated October 28, 2011.

General

1. Recent news reports indicate you have requested that some employees surrender restricted shares or face the possibility of termination. Please tell us whether the company has required or intends to require that some employees surrender restricted shares. If so, tell us the number of restricted shares and employees affected, the extent to which terminations occurred, the number of restricted shares the company has acquired, and the number of restricted shares the company expects to acquire. Include prospectus disclosure as appropriate.

Prospectus Summary

Overview, page 1

2. Please supplementally provide us with support for the revised third-party data in the prospectus. For example, we note in this section that you have revised disclosure concerning your performance on Facebook relative to other social game developers based on AppData.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Metrics, page 51

3. We note your response to prior comment 2. As previously requested, revise to disclose the unique payer bookings, unique payers and unique payer bookings per unique payer

for each relevant quarterly period presented. Your revised disclosures should also describe any known or expected trends that are reasonably likely to materially affect your operating results.

Factors Affecting Our Performance, page 51

4.   We note your revised disclosures in response to prior comment 5. Tell us your consideration of disclosing the percentage of total bookings and revenue attributable to the Facebook platform for each quarterly period presented. This appears to be important and useful information to investors considering that you generate substantially all of your bookings and revenue through the Facebook platform and expect to continue to do so for the foreseeable future.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.   We note your response to prior comment 13. Please address the following with respect to how you determine the estimated average playing period for durable virtual goods:

- Explain why you have defined a player as a quitter once they have reached a period of inactivity from which it is probable (defined as at least 80%) that a player will not return to a specific game. That is, tell why you believe the 80% probability level is reasonable for purposes of determining that a player is a quitter;

- Clarify how you determine the shortest period of inactivity where it is probable that a player will not return to that specific game;

- Describe in detail how you determine that paying players quit your games ratably over the period. As part of your response, explain how your analysis considered the various stages in a specific game's life-cycle as well as other factors that may impact the rate at which players quit playing a game; and

- Revise your critical accounting policy to provide enhanced disclosures regarding the three steps you use to determine the ending point for purposes of determining a paying player's lifespan.

Please note that we may have additional comments after reviewing your response.

Note 8. Stockholders' Equity

ZSUs, page F-29

6.   We note from recent news reports that your demands of certain employees to return
restricted shares apply only to portions of the not-yet-vested share grants. Clarify the
vesting requirements with respect to the ZSUs granted to both employees and non-
employees and related forfeiture provisions. If a participant's service is terminated for
any reason, explain whether the participant retains the vested portion of the ZSUs after
satisfying the service-based or time-based requirements. Tell us your consideration of
whether the liquidity requirement functions more like a post-service based vesting
restriction rather than a vesting condition. It appears that regardless of the occurrence of
the performance-based liquidity event that vesting may be occurring since continued
employment throughout the service period is not a condition of vesting. Explain in
greater detail your basis for not recognizing compensation cost prior to the occurrence of
the liquidity event requirement and reference the relevant guidance in ASC 718 in your
response. In your next amendment, please file the Restricted Stock Unit Agreement
Under the 2007 Equity Incentive Plan as an exhibit. We refer you to Item 601(b)(4) of
Regulation S-K.

Note 9. Net Income (Loss) Per Share of Common Stock

7.   We note your response to prior comment 11. Please revise to disclose the changes and
amounts of convertible preferred shares outstanding by series for each period presented.
This disclosure will provide investors with a more clear understanding of the net income
reallocations. We refer you to ASC 505-10-50-2.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have any questions
regarding comments on the financial statements and related matters. Please address questions
regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his
absence, to me at (202) 551-3457. Should you require further assistance, you may contact
Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        John T. McKenna, Esq.
        Cooley LLP